Preferred Income Fund

On March 31, 2008, the Annual Meeting of the Fund was held to elect three Trustees. Proxies covering 23,524,968 common and preferred shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

	For	Withheld Authority
James F. Carlin	23,149,438	366,032
William H. Cunningham	23,143,909	371,561

The preferred shareholders elected John A. Moore as Trustee of the Fund until his successor is duly elected and qualified, with the votes tabulated as follows:

9,400 FOR	97 WITHHELD